Seaport West
155 Seaport Boulevard
Boston, MA 02210-2600

617 832 1000 main
617 832 7000 fax

William R. Kolb, Esq.
617 832 1209 direct
wkolb@foleyhoag.com

March 3, 2016

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:                             CRA International, Inc.
Schedule TO-I
Filed February 22, 2016
File No. 5-55087

Dear Ms. Chalk:

On behalf of our client, CRA International, Inc. (“CRA”), we have set forth below CRA’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated February 23, 2016 (the “Letter”) relating to the filing made by CRA indicated above.  Each of the responses follows the corresponding numbered comment contained in the Letter.

Schedule TO - Item 10. Financial Statements

1.                                      SEC Comment:  Please explain in your response letter why you do not believe that financial information showing the pro forma effect of the tender offer is material in the contest of this offer.  See Item 1010(b) of Regulation M-A.  In this regard, we note that if fully subscribed at the minimum offer price, you would be repurchasing 18.7% of CRA’s outstanding common stock.  We also note that you will pay for tendered shares in part from borrowings under CRA’s line of credit.

Response:  CRA does not believe the pro forma financial information described in Item 1010(b) of Regulation M-A is material under the circumstances.  Instruction 2 to Item 10 of Schedule TO indicates that financial statements are not material to a tender offer when (i) the consideration offered consists solely of cash, (ii) there is no financing condition to the offer and (iii) the offeror is a public reporting company under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that files electronically on EDGAR.  CRA confirms to the Staff that all three of these conditions are satisfied in the present tender offer.

The principal effects of completion of the tender offer would be: (a) to reduce CRA’s cash by the total amount of funds used by CRA to purchase the shares tendered in the tender offer and to pay the related fees and expenses; (b) to increase CRA’s liabilities to the extent it borrows from its revolving credit facility to consummate the tender offer; (c) to reduce CRA’s shareholders’ equity by the amount of funds used to consummate the tender offer; (d) to reduce the number of shares of CRA’s common stock outstanding by the number of shares purchased in the tender offer; and (e) to increase proportionately earnings/loss per share of CRA by virtue of the decrease in the number of shares of CRA’s common stock outstanding.

Although CRA does not believe the pro forma financial information referred to in Item 1010(b) of Regulation M-A is material, in response to the Staff’s comment, CRA has revised Item 9 of the Offer to Purchase, entitled “Source and Amount of Funds,” to include disclosure similar to the paragraph above regarding the principal effects the tender offer would have on CRA’s financial statements.

Source and Amount of Funds, page 27

2.                                      SEC Comment:  State the approximate amount of cash on hand to be used to purchase tendered shares versus the funds that will come from your existing line of credit.  See Item 1007 of Regulation M-A.

Response:  The amount of cash on hand to be used by CRA to purchase tendered shares versus funds that will come from its revolving credit facility depends principally on the timing of completion of the tender offer and the payment by CRA of accrued bonuses to its consultant employees.  CRA typically pays annual bonuses to its consultant employees in late March or early April of each year, after management of the Company and the Compensation Committee of the Board of Directors of CRA have made final determinations as to bonus amounts for eligible employees.  CRA has accrued $44.9 million of bonuses as of January 2, 2016, the end of its most recently completed fiscal year.  If the tender offer expires on March 21, 2016 as currently scheduled and the tendered shares are paid before CRA pays its annual bonuses, CRA expects that it will pay for the tendered shares substantially, if not entirely, out of cash on hand.  If, on the other hand, CRA pays all or a substantial portion of its accrued employee bonuses prior to payment of the tendered shares, and assuming that CRA is purchasing $30 million of shares in the tender offer, CRA expects that it will pay for the tendered shares substantially, if not entirely, out of borrowed funds from its revolving credit facility.

CRA has revised Item 9 of the Offer to Purchase, entitled “Source and Amount of Funds,” to include disclosure similar to the paragraph above.

****************

We are filing herewith Amendment No. 1 to the Schedule TO-I filed with the SEC on February 22, 2016.

In addition, attached hereto is a written statement from CRA acknowledging the matters set forth in the Letter.

Please do not hesitate to call me at (617) 832-1209 with any questions.  Thank you for your assistance.

Sincerely,

/s/ William R. Kolb

William R. Kolb

WRK

Enclosures

cc:                                Paul A. Maleh

Jonathan D. Yellin, Esq.

Filing Person Statement

Pursuant to the letter, dated February 23, 2016, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Schedule TO-I filed by CRA International, Inc. with the SEC on February 22, 2016 (the “Filing”) in connection with the issuer tender offer to purchase for cash up to $30,000,000 in value of its common stock, CRA International, Inc. (“CRA”) hereby acknowledges that:

1.                                      CRA is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.                                      Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3.                                      CRA may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

CRA INTERNATIONAL, INC.

By:	/s/ Paul A. Maleh
Name: Paul A. Maleh
Title: Chief Executive Officer and President

Date: March 3, 2016

Filing Person Statement